

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) is to add one Principal of ING Capital Markets LLC based on recent personnel changes:

- Question 18 on the Applicant Data – Page 3: Changed the number of individual Principals from 19 to 20

- Schedule A of Form SBSE-A: Added relevant Principal.

Signature:

9/16/25

John McCarthy
Chief Compliance Officer

Date